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RJJL:\Head statutenwijziging 2007 kapvermindering akte Eng MO\49540-19

NOTE ABOUT TRANSLATION:

This document is an English translation of a document prepared in Dutch. In preparing this document, an attempt has been made to translate as literally as possible without jeopardizing the overall continuity of the text. Inevitably, however, differences may occur in translation and if they do, the Dutch text will govern by law.

In this translation, Dutch legal concepts are expressed in English terms and not in their original Dutch terms. The concepts concerned may not be identical to concepts described by the English terms as such terms may be understood under the laws of other jurisdictions.

DEED OF AMENDMENT OF ARTICLES OF ASSOCIATION

(Head N.V.)

This twentieth day of August two thousand and seven, there appeared before me, Robert Jan Jozef Lijdsman, civil law notary in Amsterdam:

Maria Cornelia Onderstal, with office address at Apollolaan 15, 1077 AB Amsterdam (the Netherlands), born in Arnhem (the Netherlands) on the sixth day of December nineteen hundred and forty-eight.

The person appearing declared the following:

At the general meeting of shareholders of Head N.V., a public limited liability company under Dutch law (‘naamloze vennootschap’), having its official seat in Rotterdam (the Netherlands), its office address at Rokin 55, 1012 KK Amsterdam (the Netherlands) and registered in the Commercial Register under number 24286737 (the “Company”), held on the thirtieth day of May two thousand and seven, it was resolved to partially amend the Articles of Association of the Company, as well as to authorise the person appearing to have this deed executed. The adoption of such resolutions is evidenced by a notarial statement attached to this deed (Annex).

The Articles of Association of the Company were last amended by a deed executed on the eighth day of September two thousand and six before a deputy of me, civil law notary, with respect to which a ministerial Statement of No Objections was granted on the twenty-ninth day of May two thousand and six, under number NV 1000046.

In implementing the aforementioned resolution, the Articles of Association of the Company are hereby amended as follows.

AMCO:1257471.1	Allen & Overy LLP

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Amendment.

Article 4 paragraphs 1 and 2 are amended and shall forthwith read as follows:

“1.	The authorised capital amounts to one million nine hundred and ninety-one thousand thirty-three euro and eighty-four eurocents (EUR 1,991,033.84).
2.	It is divided into:
–	ninety-nine million five hundred and fifty-one thousand six hundred and ninety-two (99,551,692) ordinary shares with a nominal value of one eurocent (EUR 0.01) each; and
–	ninety-nine million five hundred and fifty-one thousand six hundred and ninety-two (99,551,692) preference shares with a nominal value of one eurocent (EUR 0.01) each.”

Finally, the person appearing has declared:

Capital Reduction.

At the time this amendment of the Articles of Association takes effect, the nominal value of each ordinary share of the Company in issue is reduced from twenty eurocents (EUR 0.20) to one eurocent (EUR 0.01).

The aforementioned capital reduction is effectuated with repayment in cash and with due observance of the provisions of Sections 2:99 and 2:100 of the Dutch Civil Code which is evidenced by a statement dated the fifteenth day of August two thousand and seven of the clerk of the court of Rotterdam attached to this deed (Annex).

Issued Capital.

At the time the foregoing amendment of the Articles of Association takes effect, the issued capital of the Company equals three hundred and ninety-eight thousand two hundred and six euro and seventy-seven eurocents (EUR 398,206.77), divided into thirty-nine million eight hundred and twenty thousand six hundred and seventy-seven (39.820.677) ordinary shares with a nominal value of one eurocent (EUR 0.01) each.

Statement Of No Objections.

With respect the foregoing amendment of the Articles of Association, a ministerial Statement of No Objections was granted on the thirtieth day of July two thousand and seven, under number NV 1000046, which is evidenced by a written statement from the Dutch Ministry of Justice attached to this deed (Annex).

Close.

The person appearing is known to me, civil law notary.

This deed was executed in Amsterdam on the date first above written. Before reading out, a concise summary and an explanation of the contents of this deed were given to the person appearing. The person appearing then declared that he had taken note of and agreed to the contents of this deed and did not want the complete deed to be read to him. Thereupon, after limited reading, this deed was signed by the person appearing and by me, civil law notary.

AMCO:1257471.1	Allen & Overy LLP